Jupiter Neurosciences, Inc.

1001 North US HWY 1, Suite 504

Jupiter, Florida 33477

November 7, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel Crawford
Suzanne Hayes

Re:	Jupiter Neurosciences, Inc.
Registration Statement on Form S-1
CIK No. 0001679628
File No. 333-260183

Dear Mr. Crawford and Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jupiter Neurosciences, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m., Eastern Time, on Friday, November 8, 2024, or as soon thereafter as practicable.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC at (561) 514-0936.

* * * *

Very Truly Yours,

Jupiter Neurosciences, Inc.

/s/ Christer Rosén
Christer Rosén
Chief Executive Officer

cc: Craig D. Linder, Esq.